STARFIELD RESOURCES INC. (Tier 1) PRESS RELEASE
March 23, 2005
Corporate Office:	#SRU-06-05
Suite 420-625 Howe Street
Vancouver, BC CANADA	SRU – TSX.V
V6C 2T6	SRFDF – OTC BB
Tel: (604) 608-0400 Fax: (604) 608-0344
Toll Free: (877) 233-2244 Email: corporate@starfieldres.com
Website: http://www.starfieldres.com	Page 1 of 1
Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

$3 MILLION IN WARRANTS EXERCISED
2005 EXPLORATION SEASON HAS COMMENCED

The Company is pleased to announce that 6,908,945 warrants at $0.45 have been exercised. These monies will fund the startup of the 2005 exploration season.

Fuel requirements are currently being mobilized via overland routes from Churchill, Manitoba and should be concluded by the seasons anticipated startup of April 15, 2005.

This year’s program will commence with Crone Geophysics and Exploration Ltd. of Mississauga, Ontario continuing with its ”state of the art“ SQUID ground EM geophysical surveying. Geotech Ltd of Aurora, Ontario has been contracted to initiate on May 1, 2005, a “state of the art” VTEM and magnetic helicopter borne geophysical survey [6000 line kilometers] covering Starfield’s newly expanded 1742 square kilometer Ferguson Lake property. Major Drilling Group International Inc. of Moncton, New Brunswick will again provide drilling services for the 2005 campaign.

On behalf of the Board of Directors,

“Glen C. Macdonald”

Glen C. Macdonald, P.Geo., Director

(Glen Macdonald is the Qualified Person under National Instrument 43-101 responsible for preparing the technical disclosure in this news release.)

This communication to shareholders and the public contains certain forward-looking statements. Actual results may differ materially from those indicated by such statements. All statements, other than statements of historical fact, included herein, including, without limitations statements regarding future production, are forward looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.